

December 21, 2011

Via E-mail
Steven K. Sprague
President and Chief Executive Officer
Wave Systems Corp.
480 Pleasant Street
Lee, Massachusetts 01238

> **Re:** **Wave Systems Corp.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed December 13, 2011**
> **File No. 333-177644**

Dear Mr. Sprague:

We have reviewed your amended registration statement and response letter dated December 13, 2011 and have the following comments. References to our prior letter relate to our letter to you dated November 23, 2011.

Selling Stockholders, page 9

1. Footnotes two through five contain disclaimers of beneficial ownership except to the extent of pecuniary interest. Beneficial ownership is not determined on the basis of pecuniary interest. See Rule 13d-3(a). To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and revise to disclose who has voting and/or dispositive power over the disclaimed shares. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Exchange Act Rule 13d-4 permits any person to expressly declare in such person's Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is the beneficial owner of the securities covered by such statement.

Incorporation of Certain Documents by Reference, page 17

2. Please revise to include the date in which the Form 10-Q for the quarterly period ended September 30, 2011 was filed.

Please contact Stephani Bouvet, Staff Attorney, at (202) 551-3545 or me at (202) 551-3456 with any questions. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: <u>Via E-mail</u>
       Neil W. Townsend, Esq.